August 18, 2006

VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax. No.: (202) 772-9210

Attention: Kari Jin, Staff Accountant

                  Division of Corporation Finance

Re:	Comment Letter Dated July 24, 2006
Epicor Software Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-K/A for the Fiscal Year Ended December 31, 2005
Filed April 14, 2006
Form 8-K Filed April 26, 2006
File No. 0-20740

Ladies and Gentlemen:

We refer to Ms. Collins’ letter dated July 24, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005, the Form 10-K/A for the fiscal year ended December 31, 2005 and the Form 8-K dated April 26, 2006 of Epicor Software Corporation (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Collins’ letter immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion & Analysis of Financial Condition & Result of Operations

Other Data, page 44

1.	We note that you have included in-process research and development expense in your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures which states that measures that are calculated differently than those described as EBIT and EBITDA in the adopting release should not be characterized as “EBIT” or “EBITDA.” Tell us how you determined that labeling this non-GAAP measure as EBITDA was appropriate and how you determined that your definition of EBITDA is the equivalent of EBITDA, as defined in Question 14.

Response:

We note the Staff’s comment that measures that are calculated differently than those described as EBIT and EBITDA in the adopting release should not be characterized as “EBIT” or “EBITDA.” After reviewing the Company’s prior disclosure in connection with the Staff’s comment, the Company determined that it mistakenly included in-process research and development expense in its computation of EBITDA in the Form 10-K for the fiscal year ended December 31, 2005. The Company respectfully advises the Staff that in future filings, the Company will not include in-process research and development expense in its computation of EBITDA and the EBITDA measure used will conform to the definition of EBITDA contained in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures.

2.	Furthermore, considering you appear to use EBITDA as a performance measure, tell us how you considered Questions 8 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures in your Form 10-K:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response:

We note the Staff’s comment and we advise the Staff that we intend to revise the disclosure regarding the use of EBITDA, a non-GAAP measure, in future filings to include:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In addition, we have included the revised disclosure regarding the use of EBITDA, a non-GAAP measure, in our Form 10-Q for the quarter ended June 30, 2006, which was filed with the SEC on August 9, 2006. An example of the enhanced disclosure is also attached to this letter as Exhibit A.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 10

3.	We note your disclosure where you state “The Company’s maintenance services’ VSOE of fair value is determined by reference to the price the Company’s customers are required to pay for the services when sold separately (i.e., the maintenance services fees paid by the Company’s customer upon renewal).” Are the rates the customer is “required to pay for the services” stated in the original contract? If so, what percentage of your customers actually renew at the stated rates and tell us how you determined these rates were substantive pursuant to paragraph 57 of SOP 97-2. If renewal rates are not stated in the original contract and the Company is basing your VSOE on historical renewal rates actually paid by your customer, then tell us if the renewal rates vary from customer to customer, and if so, how you are able to reasonably estimate fair value. See paragraph 10 of SOP 97-2.

Response:

We respectfully advise the Staff that the Company bases VSOE for maintenance services on historical renewal rates actually paid by its customers in accordance with paragraph 10 of SOP 97-2. Although these actual renewal rates vary among the Company’s different products, the rates are similar within each of the Company’s major product lines on a geographic basis. As such, the Company believes it is reasonable to estimate the fair value of these maintenance services based on historical renewal rates for each product by geography. In order to estimate the fair values of maintenance services for each product line on a quarterly basis, the Company compiles cumulative historical renewal rate information and determines the median renewal rate based on a percentage of list price or net price, depending on product and geography. The Company then reviews the data to verify that the renewal rates fall within a reasonable range. Any renewals that fall within such range are considered to be priced at VSOE for maintenance services.

4.	Tell us why you believe it is appropriate to recognize revenue from fixed fee arrangements using the percentage of completion method as it appears that such arrangements are solely for consulting services. Paragraph 1 of SOP 81-1 does not permit the use of contract accounting for services contracts. Tell us the specific accounting literature you relied upon, and provide us with analysis, which demonstrates how that literature applies to you. We may have further comments.

Response:

We respectfully advise the Staff that in establishing its accounting policy of using percentage-of-completion to recognize revenue from fixed fee arrangements, the Company relied on paragraph 66 of SOP 97-2 which states that, “Revenue allocated to the service element should be recognized as the services are performed or, if no pattern of performance is discernible, the entire arrangement fee should be recognized on a straight-line basis over the period during which the services are performed.” The Company believes that use of the percentage-of-completion method most closely approximates the pattern of performance of these services and, therefore, is the most appropriate method of recognizing revenue from its fixed fee arrangements.

For example, in a case where the Company is engaged to provide implementation consulting services to a customer in return for a fixed fee, the relationship of the costs incurred to the total costs expected to be incurred most closely and reliably approximates the pattern of performance of the services based on the fact that the primary deliverable by the Company is generally time spent by consultants. As such, we believe this method of revenue recognition is required to be utilized by paragraph 66 of SOP 97-2.

5.	We further note that you recognize revenue on fixed fee arrangements using costs incurred to date as compared to total estimated costs to be incurred. The Staff generally would expect service contract revenue recognition to be based on some type of output measure of performance. Please explain how you determined that the input measure was the appropriate measure to use on your fixed-price completion contracts.

Response:

We respectfully advise the Staff that the Company determined that input measures were the most appropriate to use to recognize revenue from its fixed fee service arrangements with no milestones for four primary reasons. First, the Company has a long history of performing services and substantial experience in estimating the total costs required to complete services arrangements. Therefore, the Company is able to reasonably estimate these input measures, making them the most reliable measure to recognize revenue from fixed fee arrangements. Second, these input measures are based on objective cost information and so are considered to be preferable to more subjective output measures. Third, as discussed in our response to Staff comment #4 above, these input measures are considered to most reliably approximate the pattern of performance of these services in accordance with paragraph 66 of SOP 97-2, based on the fact that they are more objective than any output measures currently tracked by the Company. Fourth, output measures for these services arrangements have not historically been tracked and reported in a manner that would support estimation for purposes of recognizing revenue in the Company’s financial statements; therefore, the Company believes that any process for estimating such output measures would be inferior to its current processes surrounding input measures. Overall, the Company: (i) has a longer history of utilizing input measures (making them more reliably estimable); (ii) believes that input measures most reliably approximate the pattern of performance of the services and (iii) believes that input measures are more objective and verifiable than any output measures currently available to it. Therefore, the use of input measures is considered by the Company to be the most appropriate measure to use to recognize revenues from fixed price service arrangements.

Form 8-K Filed April 26, 2006

6.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K dated April 26, 2006 which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e., non-GAAP net income and non-GAAP diluted net income per share):

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(l)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

Response:

We note the Staff’s comment and respectfully advise the Staff that after reviewing the Company’s prior disclosure in connection with the Staff’s comments and in the interest of improving future disclosure, the Company intends to further enhance its disclosure with respect to the use of non-GAAP financial measures by including for each non-GAAP financial measure provided:

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

An example of the enhanced disclosure is attached to this letter as Exhibit B.

*     *     *     *     *

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (949) 585-4225.

Very truly yours,

EPICOR SOFTWARE CORPORATION

/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel

cc:	Katharine Martin, Esq.

Exhibit A

The Company is providing EBITDA, a non-GAAP financial measure, because (i) the Company believes that these figures are helpful in allowing individuals to assess the ongoing financial performance of the business; (ii) EBITDA is the standard underlying certain financial covenants of the Company in its credit agreement and (iii) the Company uses EBITDA as the underlying financial measure by which the vesting of certain restricted stock incentive awards is determined. The Company uses EBITDA, along with other GAAP measures, as a measure of profitability because EBITDA helps the Company compare its performance on a consistent basis by removing from its operating results the impact of its net cash or borrowing position, the effect of operating in different tax jurisdictions and the accounting methods used to compute depreciation and amortization. Due to EBITDA’s focus on the Company’s results from operations before depreciation and amortization, management believes that EBITDA provides an additional analytical tool to clarify the Company’s results from core operations and delineate underlying trends. The Company also uses EBITDA to judge its compliance with certain financial covenants in its credit agreement. Therefore, the Company believes that this information is meaningful to investors when considered in connection with the information contained in the GAAP presentation of financial information. EBITDA is defined as net income before (i) net interest expense (income), (ii) income taxes, and (iii) depreciation and amortization. EBITDA is not defined under generally accepted accounting principles (GAAP), and it may not be comparable to similarly titled measures reported by other companies.

This non-GAAP measure has limitations, however, because it does not include all items of income and expense that impact the Company’s operations. Management compensates for these limitations by also considering the Company’s GAAP results. The non-GAAP financial measure the Company uses is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income and income per share, and should not be considered measures of the Company’s liquidity. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures.

Exhibit B

Non-GAAP Financial Measures.

The attached press release and the related conference call contain non-GAAP financial measures. In evaluating the Company’s performance, management uses certain non-GAAP financial measures to supplement consolidated financial statements prepared under generally accepted accounting principles in the United States (“GAAP”).

Non-GAAP Earnings Measure. The Company uses a non-GAAP earnings measure in its public statements. Management believes this non-GAAP measure helps indicate the Company’s baseline performance before gains, losses or charges that are considered by management to be outside on-going operating results. Accordingly, management uses this non-GAAP measure to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company’s GAAP financials, provides useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s most recent results of operations against investor and analyst financial models.

The non-GAAP earnings measure used by the Company is defined to exclude the following charges and benefits: amortization of intangible assets, stock based compensation expense and non-cash income tax benefit. Management believes that the expense associated with the amortization of acquisition-related intangible assets is appropriate to be excluded because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have short lives and exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both the Company’s newly acquired and long-held businesses. Management also believes that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies because of varying available valuation methodologies, subjective assumptions and the variety of award types which effect the calculations of stock based compensation. Further, we believe that excluding stock-based compensation expense allows for a more accurate comparison of our financial results to previous periods during which our equity-based awards were not required to be reflected on our income statement. Finally, we believe that it is appropriate to exclude non-cash income tax benefits related to the release of its deferred tax asset valuation allowance as this additional income is not indicative of the Company’s ongoing operating results or income tax rate.

Fully Taxed Non-GAAP Earnings Measure. The Company also uses a fully taxed non-GAAP earnings measure in its public statements, which excludes the amortization of intangible assets, stock based compensation expense, each net of tax and the non-cash income tax benefit. In addition to measuring non-GAAP operating results by adding back the items described above, management also believes that it is meaningful to review these results on a per share basis after applying statutory tax rates. The reasons for reviewing non-GAAP earnings on a per share basis are similar to those discussed above. In computing these per share amounts, management applies statutory tax rates in order to enhance the comparability of the Company’s per share amounts from period to period as well as the comparability of these per share amounts with other companies.

Organic Growth Measures. The Company also uses organic growth measures in its public statements, which exclude the results of the revenue contribution of CRS Retail Technology Group, a wholly owned subsidiary of the Company which was acquired in December 2005. Management believes this non-GAAP measure, when read in conjunction with the Company’s GAAP financials, provides useful information to investors by offering them the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results and the ability to better identify trends in the Company’s underlying business. Management also uses this non-GAAP measure to perform trend analysis in the Company’s underlying business.

General. These non-GAAP measures have limitations, however, because they do not include all items of income and expense that impact the Company’s operations. Management compensates for these limitations by also considering the Company’s GAAP results. The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income and income per share, and should not be considered measures of the Company’s liquidity. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, these non-GAAP financial measures may not be comparable to similar measures reported by other companies.